EXHIBIT 99.1

FreeSeas Acquires Fleet of Four Modern Drybulk Carriers; Increases Fleet to Six Vessels

-Transaction to Triple DWT of Fleet, Lower Average Age From 24 to 15 Years-
      -First Acquisition Under New Management and Shareholder Structure-

PIRAEUS, Greece, May 7, 2007 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE)(Nasdaq:FREEW)(Nasdaq:FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today that it had agreed to purchase four second-hand drybulk carriers from non-affiliated parties for approximately US$114 million.

Of the four vessels, three will operate under fixed-rate period time charter contracts, and one will operate in the spot market. The M/V Free Hero will join the FreeSeas' fleet while serving an existing time charter at a gross rate of $14,500 until December of 2008 with an option until February 2009. For the M/V Free Jupiter and the M/V Free Iris, FreeSeas intends to enter into two to three year time charters that will commence upon delivery of these vessels to FreeSeas. The remaining vessel, the M/V Free Gentleman, will operate in the spot market.

The following table details the vessels acquired as part of the transaction announced today.

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 Name      Class     DWT    Built Flag      Purchase   Delivery Employment
                                             Price      Date
 -------------------------------------------------------------------------
 FREE      Handymax  47,777 2002  Marshall  US$47.00M  July/    3-year
 JUPITER                           Islands              Aug      Time
                                                        2007     Charter
                                                                 Pending
 -------------------------------------------------------------------------
 FREE      Handysize 24,318 1995  Marshall  US$25.25M  June/    Currently
 HERO                              Islands              July     Fixed to
                                                        2007     2-year
                                                                 Time
                                                                 Charter
                                                                 through
                                                                 Dec 08/
                                                                 Feb 09
 -------------------------------------------------------------------------
 FREE      Handysize 23,524 1996  Marshall  US$26.75M  July/    2-year
 IRIS                              Islands              Aug      Time
                                                        2007     Charter
                                                                 Pending
 -------------------------------------------------------------------------
 FREE      Handysize 14,379 1994  Marshall  US$15.00M  June/    Spot
 GENTLEMAN                         Islands              July
                                                        2007
 -------------------------------------------------------------------------

The Company believes that the current drybulk rate environment presents numerous opportunities for advantageous chartering and the establishment of long-term relationships with high-quality charterers. New charters should provide increased cash flow to finance future growth, including the acquisition of additional vessels, and working capital to move forward on the new corporate strategy initiated in January.

In aggregate, FreeSeas will add approximately 110,000 DWT to its fleet, more than tripling its current 50,000 DWT capacity to 160,000 DWT. Additionally, the average age of the fleet shall decrease considerably from 24 years to 15 years.

FreeSeas' fleet will be enhanced in several categories, as indicated in the following chart.

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                                 Pre-Acquisition      Post-Acquisition
 ---------------------------------------------------------------------
 Number of Vessels               2                    6
 ---------------------------------------------------------------------
 DWT                             50,000               160,000
 ---------------------------------------------------------------------
 Avg. Age of Fleet               24 years             15 years
 ---------------------------------------------------------------------
 Est. Market Value of Fleet      $18 million          $132 million
 ---------------------------------------------------------------------
 Available days for hire         710                  2,130
 ---------------------------------------------------------------------

To finance the acquisition of these vessels, FreeSeas has entered into agreements with several funding sources, as follows:

 *    Up to US$11 million in balance sheet cash, including US$6.0 million from the recently closed sale of the M/V Free Fighter;

 *    US$89 million in acquisition debt: US$67 to US$68 million under a senior loan from HSH Nordbank and US$21.5 million in a junior loan from Bank of Tokyo Mitsubishi; and

 *    Up to US$14 million in the form of a new non-amortizing
      shareholder loan.

The shareholder loan will accrue 12.0% interest on a yearly and "pay-in-kind" basis and no cash payments will be due before the final settlement of the loan. Additionally, the Company will issue to the shareholder, FS Holdings Ltd., a company owned by members of the Restis family, 50,000 warrants exercisable at US$5.00 for every US$1.0 million drawn under the shareholder loan.

"With this important event, FreeSeas enters the next phase of its growth plan," said Mr. Ion Varouxakis, Chairman of the Board, President and Chief Executive Officer. "As we stated in January of this year, our recent management and shareholder realignment was geared primarily toward further expanding and modernizing our fleet. We believe this transaction clearly shows that we are executing on that strategy. Going forward, we will look to expand our presence in the drybulk sector and provide opportunities to increase shareholder value by securing employment for our vessels in the current high drybulk charter rate environment."

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of two Handysize vessels. FreeSeas' common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          Cubitt Jacobs & Prosek Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          212.279.3115 x208
          Fax: 212.279-3117
          trozycki@cjpcom.com
          www.cjpcom.com
          350 Fifth Avenue - Suite 3901
          New York, NY 10118, USA